

Cara Ferrick · 3rd

Owner/Managing Dir. @ CorePower Yoga Franchise Studios

Santa Barbara, California, United States · 500+ connections ·

[Contact info]

 **Central Coast Yoga/CorePower Yoga**

Experience

 **Central Coast Yoga/CorePower Yoga**
15 yrs 7 mos

 **Owner/Regional Operations Manager/Lead**
Jan 2013 – Present · 8 yrs 4 mos
Santa Barbara, California Area

 **Regional Manager**
Oct 2005 – Dec 2012 · 7 yrs 3 mos

Board Member
Ghost Flower
Nov 2020 – Present · 6 mos

Assistant to Ralph Lauren
Polo Ralph Lauen · Full-time
2001 – 2003 · 2 yrs

New York, United States

Education

 **University of Colorado Boulder**
1996 – 1999

Skills & endorsements

Yoga · 32

 Endorsed by **Lola Dikaiou and 1 other who is highly skilled at this**

 Endorsed by **10 of Cara's colleagues at CorePower Yoga**

Wellness · 28

 Endorsed by **Lola Dikaiou, who is highly skilled at this**

 Endorsed by **6 of Cara's colleagues at CorePower Yoga**

Fitness · 26

 Endorsed by **Lola Dikaiou and 1 other who is highly skilled at this**

 Endorsed by **7 of Cara's colleagues at CorePower Yoga**

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Accomplishments

2 **Languages**
English · Spanish

Interests

 **CorePower Yoga**
24,729 followers

YouthWell
117 followers

 **TSG Consumer Partners**
5,973 followers

 **Ghost Flower Inc.**
73 followers

 **University of Colorado Boulder**
277,229 followers

 **Dave Goetz Bodywork**
80 followers